Exhibit 99.90

December 6, 2010 Final Version as approved by TSX

JUST ENERGY GROUP INC.

2010 RESTRICTED SHARE GRANT PLAN (the “RSG Plan”)

(as approved by Just Energy Group Inc. replacing the 2004 Unit Appreciation Rights Plan to be effective the Effective Time (as defined below))

Whereas on April 2, 2003 the Fund by its attorney and administrator, JEC, adopted the Fund’s 2004 Unit Appreciation Rights Plan, as amended from time to time (the “Old Plan”) pursuant to which unit appreciation rights (“UARs”) were granted, exchangeable into Units on a 1:1 basis and the Corporation desires to amend, transition and replace the Old Plan with a Restricted Share Grant Plan (the “RSG Plan”) to permit the Corporation (as defined below) to issue restricted share grants (“RSGs”) to Eligible Persons which RSGs, with UARs issued under the Old Plan will be exchangeable under the RSG Plan on a 1:1 basis into Shares (as defined below) of the Corporation and it is therefore appropriate to amend, transition and replace the Old Plan with the RSG Plan to be called the 2010 Restricted Share Grant Plan;

And Whereas pursuant to sections 3.1 (m) and 3.3 of the Plan of Arrangement each issued and outstanding UAR under the Old Plan is to be exchanged for an RSG under the New Plan to acquire the same number of Shares of the Corporation as the number of Units under the Old Plan at the same price and terms as provided under the new Plan;

ARTICLE 1

PURPOSE OF PLAN AND PRIOR AGREEMENTS

1.1 Purpose of Plan. The purpose of the RSG Plan is: (a) to provide the Corporation with a mechanism to ensure that all or a significant portion of the bonuses, marketing fees and commissions or other similar forms of compensation payments to which an Eligible Person is, or may become, entitled is payable in RSGs (in lieu of cash) thereby encouraging Eligible Persons to continue in the long term service of the Corporation or a Controlled Entity, (b) to provide Eligible Persons compensation opportunities that will encourage ownership of Shares of the Corporation, (c) to enhance the Corporation’s ability to attract, retain and motivate key personnel and reward performance in the form of RSGs exchangeable into Shares in lieu of cash and (d) to create in Eligible Persons a more direct interest in the future success of the Corporation by relating compensation to increases in Shareholder value.

1.2 Prior Agreements. The Corporation acknowledges: (a) that UARs have been authorized and made available to Eligible Persons pursuant to employment agreements, marketing fee agreements and other compensation arrangements to which the Corporation and any predecessor thereto is or was a party and (b) that the terms of the Old Plan and the RSG Plan are subject to the terms and conditions of such marketing fee agreements, employment agreements and other compensation arrangements and that to the extent the terms and conditions of such agreements are inconsistent with the RSG Plan, then in such circumstances the terms and conditions of each marketing fee agreement, employment agreement and other arrangements to which the Corporation and any predecessor thereto was a party shall govern and prevail and override the terms and conditions of the RSG Plan provided however that: (i) the number of Shares issuable to Eligible Persons on the exchange of RSGs for Shares shall: (A) (subject to Article 8 hereof) and to the payment of applicable withholding tax, be on a 1:1 ratio and (B) not exceed the limits provided for in Sections 4.1 and 5.6 hereof and (ii) the number of RSGs issuable to Eligible Persons pursuant to a Grant Agreement shall be the result obtained by dividing the Compensation Entitlement by the Market Price.

1.3 UARs/RSGs. Pursuant to the Plan of Arrangement, UARs issued under the Old Plan shall be deemed, without any further action or approval, immediately after the Effective Time to transition and become RSGs under the RSG Plan in accordance with subsection 7(1.4) of the Income Tax Act and all RSGs shall be exchangeable 1:1 into Shares of the Corporation.

ARTICLE 2

DEFINED TERMS

2.1 Where used herein, the following terms shall have the following meanings:

“Arrangement Agreement” means the arrangement agreement dated May 10, 2010 pursuant to which certain parties including the Corporation and the Fund agreed to implement the Plan of Arrangement approved by the Court of Queen’s Bench of Alberta on June 30, 2010;

“Board” means the board of directors of the Corporation or, if established and duly authorized to act, the Compensation Committee of the board of directors of the Corporation;

“Business Day” means any day, other than a Saturday or a Sunday, on which the TSX is open for trading;

“Change of Control” will, subject to the manner in which the term is defined in the marketing fee agreements or in one or more of the employment agreements and other arrangements to which the Corporation and any predecessor thereto, be deemed to have occurred under the RSG Plan if:

(a)	any individual, partnership, firm, corporation, association, fund, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, Shares representing 50 percent or more of the outstanding Shares;

(b)	assets of the Corporation representing 50 percent or more of the net book value of the Corporation, on a consolidated basis, determined as of the date of the audited consolidated financial statements of the Corporation then most recently published, are sold, Corporation consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”), and, as a result thereof, persons who are Shareholders immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity;

but shall not be deemed to have occurred with respect to the Conversion, or any internal reorganization of the Corporation and/or any one or more of its Controlled Entities involving the assets and/or securities of the fund and/or any one or more of its controlled Entities.

“Compensation Committee” shall mean the Compensation, Human Resources, Environmental, Health and Safety Committee of the Board or any successor committee of the Board which has responsibility for compensation matters including RSGs;

“Compensation Entitlement” means the amount of a performance or guaranteed bonus, marketing fee or commission, or other similar form of compensation payment, if any, which, pursuant to an employment agreement, marketing fee agreement or other similar form of compensation agreement between the Corporation or a Controlled Entity (or any predecessor thereto), and an Eligible Person, which is payable in RSGs in lieu of cash compensation;

“Controlled Entity” means any entity, whether a corporation, limited partnership or otherwise, whose shares, units or other voting securities, are controlled, directly or indirectly by the Corporation;

“Conversion” means the conversion of the Fund from an income trust to the Corporation pursuant to the Plan of Arrangement at the Effective Time;

“Corporation” means Just Energy Group Inc. amalgamated under the Canada Business Corporations Act on January 1, 2011, pursuant to a Certificate of Arrangement dated January 1, 2011 and includes any predecessor or successor corporation thereto;

“Declaration of Trust” means the amended and restated declaration of trust at April 18, 2001 as further amended and restated from time to time;

“Effective Time” means January 1, 2011 at 12:01 a.m.;

“Eligible Person” means any senior officer, service provider or employee of the Corporation or any Controlled Entity;

“Employee Optionee” shall have the meaning ascribed thereto in Article 6;

“Fund” means Just Energy Income Fund, a fund established under the laws of the Province of Ontario and governed by the Declaration of Trust formerly Energy Savings Income Fund;

“Grant Agreement” means an agreement between the Corporation or a Controlled Entity and an Eligible Person pursuant to which such Person has received or is entitled to receive RSGs substantially in the form of Schedule A hereto and includes each of the marketing fee agreements, employment agreements and other arrangements to which the Corporation and any predecessor thereto or affiliate thereof is or was a party;

“Grant Date” means the date on which an Eligible Person is entitled under a Grant Agreement to an award of RSGs;

“JEC” means Just Energy Corp., a company governed by the laws of the Province of Ontario and the successor to Ontario Energy Savings Corp.;

“Market Price”, at any date, in respect of RSGs shall be the closing price of Shares on the TSX (or, if such Shares are not then listed and posted for trading on The TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Compensation Committee) on the last Business Day immediately preceding a Grant Date or, in the case of a marketing fee agreement or employment agreement, the number of Business Days provided therein, not to exceed 30 trading days on the TSX. If such Shares did not trade on a Business Day, the Market Price shall be the closing price on the last Business Day preceding such date when such Shares traded on such exchange. If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect of RSGs shall be the fair market value of such RSGs as determined by the Compensation Committee in its sole discretion;

“Plan of Arrangement” means the Plan of Arrangement pursuant to section 192 of the Canada Business Corporations Act resulting in the creation of the Corporation of by a Certificate of Arrangement dated the Effective Time;

“RSGs” means a restricted share grant which an Eligible Person receives or becomes entitled to receive pursuant to a Grant Agreement and which, subject to the terms of Article 8 hereof, is subject to vesting as provided in a Grant Agreement and exchangeable into one non-assessable Share of the Corporation;

“RSG Grantee” means a person, who is an Eligible Person and who has received an RSG pursuant to a Grant Agreement;

“RSG Price” shall be the price determined by dividing the Compensation Entitlement by the Market Price;

“Shareholder” means a holder of Shares;

“Shares” means the common shares of the Corporation, or in the event of an adjustment contemplated by Article 8, such other shares or securities to which an RSG Grantee may be entitled upon the exchange of an RSG as a result of such adjustment.

“service provider” means any person who provides consulting, advisory or other similar services to the Corporation or any Controlled Entity;

“Subsidiary” means any body corporate which is a “subsidiary” (as such term is defined in the Canada Business Corporations Act, as the same may be amended from time to time);

“TSX” means the Toronto Stock Exchange;

“UAR Plan” means the 2004 Unit Appreciation Rights Plan of the Fund, as replaced hereby; and

“Unit” means units of the Fund.

ARTICLE 3

ADMINISTRATION OF THE RSG PLAN

3.1 The RSG Plan shall be administered by the Compensation Committee.

3.2 The Compensation Committee shall have the power, where consistent with the general purpose and intent of the RSG Plan and subject to the specific provisions thereof and subject to the terms of any marketing fee agreement and/or employment agreement:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the RSG Plan providing such policies, rules and regulations are not inconsistent with the terms of any employment agreement and marketing fee agreement;

(b)	to interpret and construe the RSG Plan and to determine all questions arising out of the RSG Plan and any RSG granted pursuant to the RSG Plan, and any such interpretation, construction or termination made by the Compensation Committee shall be final, binding and conclusive for all purposes;

(c)	to determine Eligible Persons;

(d)	to determine the number of RSGs to be granted to Eligible Persons;

(e)	to determine the RSG Price;

(f)	to determine the time or times when RSGs will be granted, vested and exchangeable into Shares including the expiry date of RSGs providing under no circumstances may the period during which an RSG may be exchanged for Shares, be extended beyond 10 years from the Grant Date;

(g)	to determine if the RSGs which are subject to the RSG Plan will be subject to any restrictions upon the exchange of such RSGs; and

(h)	to prescribe the form of the instruments relating to the grant, exchange and other terms of the RSGs.

ARTICLE 4

RSG AND SHARES SUBJECT TO PLAN

4.1 RSGs may be granted in respect of authorized and unissued Shares provided that the aggregate number of Shares reserved for issuance under the RSG Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 8, together with any RSGs reserved for issuance under any options or warrants for services or employee share purchase or share option plans or any other plans, shall not exceed seven million Shares providing that the total number of RSGs issuable under the RSG Plan shall not exceed seven million. Shares in respect of which RSGs are not exchanged shall be available for subsequent RSGs under the RSG Plan. No fractional RSGs or Shares may be exchanged or issued under the RSG Plan. All RSGs which are cancelled, forfeited or not exchanged for Shares, for whatever reason, shall be returned to the RSG pool and may be reissued. Under no circumstances will RSGs be considered Shares or other securities of the Corporation, nor will a RSG entitle any Eligible Person to exercise voting rights or any other rights attaching to ownership of Shares or other securities of the Corporation. An Eligible Person shall not be considered the owner of Shares by virtue of the award of a RSG.

ARTICLE 5

ELIGIBILITY. GRANT AND TERMS OF RSGS

5.1 RSGs may be granted only to Eligible Persons.

5.2 RSGs may be granted by the Corporation or any Controlled Entity pursuant to recommendations of the Compensation Committee provided and to the extent that such recommendations are approved by the Board.

5.3 Except as otherwise provided in this Article 5, the number of Shares subject to each RSG, the RSG Price, the expiration date of each RSG, the extent to which each RSG is exchangeable from time to time during the term of the RSG and other terms and conditions relating to each such RSG including the vesting thereof shall be determined by the Compensation Committee. If, however, no specific determination is made by the Compensation Committee with respect to any of the foregoing matters, each RSG shall, subject to any other specific provisions of the RSG Plan, contain the following terms and conditions:

(a)	the period during which an RSG shall be exchangeable into Shares shall, notwithstanding the terms of a Grant Agreement be ten years from the Grant Date; and

(b)	the RSG Grantee may exchange not more than 20% of the Shares covered by the RSG during each 12 month period following the first anniversary of the date of the grant of the Shares; provided, however, that if the number of Shares taken up under the RSG during any such 12 month period is less than 20% of the Shares covered by the RSG, the RSG holder shall have the right, at any time or from time to time during the remainder of the term of the RSG, to exchange such number of Shares subject to the RSG which were exchangeable, but not exchanged by the RSG Grantee, during such 12 month period.

5.4 The number of RSGs to be granted to a RSG Grantee shall equal the result obtained by dividing the Compensation Entitlement by the RSG Price. An RSG may be granted without reference to an RSG Price.

5.5 In no event may the term of a RSG exceed 10 years from the Grant Date and under no circumstances may the period during which an RSG may be exchanged for Shares, be extended beyond 10 years from the Grant Date.

5.6 The total number of Shares to be made available to any RSG Grantee under the RSG Plan together with any Shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such RSG Grantee shall not exceed 5% of the issued and outstanding Shares at Grant Date.

5.7 A RSG is personal to the RSG Grantee, is non assignable and shall not be sold, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged or otherwise disposed of, other than by will or the laws of descent and distribution.

5.8 Except as provided in an RSG Grant Agreement or in an employment agreement, all RSGs granted pursuant to the RSG Plan shall automatically vest immediately prior to the occurrence of a Change of Control.

5.9 No fractional RSGs or Shares shall be issued or exchanged under the RSG Plan.

ARTICLE 6

TERMINATION OF EMPLOYMENT OR DEATH

6.1 Subject to sections 6.2 and 6.3, the terms of an employment agreement or other form of compensation agreement, and to any express resolution passed by the Compensation Committee with respect to an RSG, an RSG and all rights to exchange RSGs for Shares pursuant hereto, granted to an Eligible Person shall expire and terminate immediately upon the RSG Grantee ceasing to be an employee.

6.2 If, before the expiry of an RSG in accordance with the terms hereof, the employment of an Eligible Person shall terminate by reason of the death of the RSG Grantee, notwithstanding any other provision hereof, such RSG (whether or not exercisable at the time of death of the RSG Grantee) may be exercised by the legal representatives of the estate of the RSG Grantee at any time on or prior to the earlier of (i) the date of expiration of such RSG and (ii) the first anniversary of the date of death of such RSG Grantee.

6.3 (a) Subject to subsection 6.3(b), if, before the expiry of an RSG in accordance with the terms hereof, the employment of an RSG Grantee by the Corporation or a Controlled Entity shall terminate for any reason whatsoever other than for cause or by reason of death of the RSG Grantee, such RSG may be exchanged by the RSG Grantee at any time on or prior to the earlier of: (i) the date of expiration of such RSG and (ii) the day that is three months following the date of termination of the employment of the RSG Grantee, but only to the extent that the RSG Grantee was entitled to exchange such RSG at the date of the termination of his or her employment. To the extent that the RSG Grantee was not entitled to exchange the RSG at the date of such termination, or does not exchange such RSG within the time specified herein, the RSG shall terminate.

(b)	The Compensation Committee shall have the authority to:

(i)	subject to section 5.5 and regulatory approval, if required, extend the expiration date of any outstanding RSG; or

(ii)	accelerate the right to exchange any outstanding RSG in circumstances in which the Compensation Committee deems such action to be appropriate.

6.4 RSGs shall not be affected by any change of employment of the RSG Grantee where the RSG Grantee continues to be employed on a full-time basis by the Corporation or a Controlled Entity.

ARTICLE 7

EXCHANGE OF RSG FOR SHARES

7.1 Subject to the payment by a RSG Grantee of applicable withholding taxes, vested RSGs shall be exchangeable on a cumulative basis by a RSG Grantee into Shares on the basis of one non assessable Share for each RSG.

7.2 Eligible Persons shall be entitled to receive a certificate from the Corporation dated the Grant Day representing the total number of RSGs to which such Eligible Person is entitled from time to time containing the terms of the RSG and executed by the Corporation and the Corporation shall maintain a register of RSG Grantees indicating the number of RSGs owned and exchanged by each RSG Grantee from time to time.

7.3 An RSG may be exchanged from time to time by delivery to the Corporation at its registered office of a written notice of exchange in the form of Schedule A hereto addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the RSG is being exchanged and accompanied by the delivery of a RSG certificate, if any, for the number of Shares to be exchanged and certified funds to meet any withholding obligation of the Corporation or any Controlled Entity. A certificate for Shares or at the option of the Corporation, a STAC certificate or a DRS Notice Advice shall be issued, to the holder of the RSG Grantee as directed as non assessable Shares, STAC certificate or a DRS Notice Advice of the Corporation within a reasonable time following the receipt of such notice and delivery.

7.4 Notwithstanding any of the provisions contained in the RSG Plan or in any RSG, the Corporation’s obligation to issue Shares to an RSG Grantee pursuant to the exchange of an RSG shall be subject to:

(a)	completion of such qualification or other registration of such Shares or obtaining approval of such governmental or other regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)	the receipt from the RSG Grantee of such representations, agreements and undertakings and other documentation including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

7.5 Pending the exchange thereof, a RSG Grantee shall be entitled to receive monthly cash payments in the form of a bonus from the Corporation or a Controlled Entity with the amount of such bonus being equal to the dividends such RSG Grantee would otherwise have been entitled to receive if the RSGs were Shares, less applicable withholding or other taxes, if any, exigible with respect to the payment thereof, provided, except as provided in an employment agreement or other similar agreement a RSG Grantee shall not, except as otherwise provided, be entitled to any such payments after the employment of such RSG Grantee is terminated for any reason whatsoever. All such monthly cash payments made pursuant to this section 7.5 shall be paid at the same time that dividends are paid on Shares.

7.6 U.S. Resident Participants. Notwithstanding the provisions of this Article 7, the holder of an RSG who is a U.S. resident participant that becomes vested must exchange that RSG upon the earliest of each of the following events: (a) such holder’s separation from service with the Corporation and all affiliates, (b) the death of such holder, (c) the disability of such holder, (d) a change in control of the Corporation, (e) the occurrence of an unforeseeable emergency and (f) a day selected by the RSG holder during the days subsequent to vesting (the “Post Vesting Days”), of the calendar year in which occurs the scheduled anniversary vesting date with respect to the RSG, as designated in the Grant Agreement. If the holder fails to make the exchange on any date within the Post Vesting Days so provided in (f), then the exchange shall occur upon the December 31 of that calendar year, unless exchanged earlier under (a) through (e) above. The holder is not permitted to exchange the RSG at any time other than the events specified above. The terms “separation from service”, “disability”, “change in control”, and “unforeseeable emergency” shall mean the same as those terms are defined in section under section 409A of the U.S. Internal Revenue Code. U.S. resident participant means a participant where benefits under the RSG Plan are subject to U.S. Federal income tax.

ARTICLE 8

CERTAIN ADJUSTMENTS

8.1 Appropriate adjustments in the number of Shares subject to the RSG Plan, and as regards RSGs granted or to be granted, in the number of Shares exchanged for RSGs shall be made by the Board to give effect to adjustments in the total number of issued and outstanding Shares resulting from subdivisions, consolidations or reclassifications of the Shares, the payment of Share distributions by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital of the Corporation.

ARTICLE 9

AMENDMENT OR DISCONTINUANCE OF RSG PLAN

9.1 The Board may amend or discontinue the RSG Plan, at any time and from time to time, provided, however, that no such amendment may, without the written consent of an RSG Grantee, adversely alter or impair any RSG previously granted under the RSG Plan to such RSG Grantee. Any amendment proposed to be made to this RSG Plan shall be subject to prior approval of the TSX and the Shareholders of the Corporation, in each case, to the extent required by the rules of the TSX or other regulatory body. The Board may not make any amendments relating to the RSG Plan or an RSG without the approval of the Shareholders if any such amendments have the effect of:

(a) increasing the number of RSGs issuable under the RSG Plan, otherwise than in furtherance of an adjustment contemplated in Article 8 of the RSG Plan;

(b) expanding the scope of the definition of an “Eligible Person”; or

(c) extending the term of a RSG benefiting an insider of the Corporation.

The Board shall have the power and authority to approve amendments relating to the RSG Plan or to an RSG without further approval of the Shareholders of the Corporation to the extent that such amendments relate to, among other things:

(a) altering, extending or accelerating the terms of vesting applicable to any RSG or group of RSGs;

(b) altering the terms and conditions of vesting applicable to any RSG or group of RSGs;

(c) changing the termination provision of an RSG including an extension beyond the original expiry date of such RSG;

(d) accelerating the expiry date or vesting date of an RSG;

(e) amending the definitions contained within the RSG Plan and other Amendments of a housekeeping nature;

(f) amending the RSG Plan to comply with the requirements of the TSX and any other regulatory body having jurisdiction;

(g) amending the manner in which an RSG are to be exercised; and

(h) amending any other provision of the RSG Plan except respecting amendments requiring the approval of the Shareholders.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Subject to section 7.5 hereof a RSG Grantee shall not have any rights as a Shareholder of the Corporation with respect to any of the Shares covered by such RSG until such holder shall have exchanged such RSG in accordance with the terms of the RSG Plan, and the Corporation shall issue such Shares to the RSG Grantee in accordance with the terms of the RSG Plan in those circumstances.

10.2 Nothing in the RSG Plan or any RSG shall confer upon any RSG Grantee any right to continue in the employ of the Corporation or a Controlled Entity or affect in any way the right of the employer to terminate his or her employment at any time; nor shall anything in the RSG Plan or any RSG be deemed or construed to constitute an agreement, or an expression of intent, on the part of the employer to extend the employment of any RSG Grantee beyond the time which he or she would normally be retired pursuant to the provisions of any current or future retirement plan of the employer or any current or future retirement policy of the employer, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the employer.

10.3 All expenses of administering the RSG Plan shall be borne by the Corporation.

ARTICLE 11

REGULATORY APPROVAL

11.1 The RSG Plan shall, subject to acceptance by the TSX and the approval of the holders of Shares as required by the TSX be effective as of the Effective Time. Any RSG authorized, issued or granted prior to such approval and acceptance shall be conditional upon such acceptance being given and no such RSG may be exchanged for Shares unless and until such acceptance is given.

SCHEDULE A

FORM OF GRANT AGREEMENT

JUST ENERGY GROUP INC.

2010 RESTRICTED SHARE GRANT PLAN

GRANT AGREEMENT

Just Energy Group Inc. (the “Corporation”), hereby grants to the Eligible Person named below (the “Participant”), restricted share grants (the “RSG”) to acquire, in accordance with and subject to the terms, conditions and restrictions of this Agreement together with the provisions of the Restricted Share Grant Plan as amended from time to time (the “RSG Plan”), the number of common shares of the Corporation (the “Shares”), for no additional consideration, set forth below:

Name of Participant:

Date of Grant:

Total Number of Shares subject to RSGs:

1.	The terms and conditions of the RSG Plan are hereby incorporated by reference as terms and conditions of this Agreement and all capitalized terms used herein shall, unless expressly defined in a different manner, have the meanings ascribed thereto in the RSG Plan.

2.	(a)

Subject to section 5.8 of the RSG Plan, no RSG granted hereunder shall be exchangeable in whole or in part until the close of business on             . Thereafter, so long as at the relevant vesting date Participant is an employee of or service provider to the Corporation or a Controlled Entity, the RSG shall become exchangeable in accordance with the following schedule:

Date on Which RSG Becomes Vested and Exchangeable:

Number of Shares in Respect of Which RSG is Exchangeable:

RSG Price                  $ per RSG

RSGs are, subject to vesting and other provisions of the RSG Plan, exchangeable into Shares on a 1 for 1 basis.

All RSGs will vest over a period of             years from the Grant Date, namely 0% in the first year and              % on each of the             ,             ,             ,             , and              anniversaries from the Grant Date.

(b)	In no event shall the RSG granted hereunder be exchangeable after .

(c)	No fractional Shares shall be issued on the exercise of the RSG granted hereunder. If, as a result of any adjustment of the number of Shares issuable on the exchange of a RSG granted hereunder pursuant to the RSG Plan, the Participant would be entitled to receive a fractional Share, the Participant shall have the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares so disregarded.

3.	Each notice relating to an RSG, including the exchange thereof, shall be in writing. All notices to the Fund shall be addressed to the Corporate Secretary of the Corporation, 100 King Street West, Suite 2630, Toronto, Ontario, M5X 1E1. All notices to the Participant shall be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Written notice to such addresses shall be effective to bind the Corporation, the Participant and the Participant’s estate.

4.	When the issuance of Shares on the exchange of an RSG may, in the opinion of the Corporation, conflict or be inconsistent with any applicable law or regulation of any governmental agency or regulatory authority having jurisdiction, the Corporation reserves the right to refuse to issue such Shares for so long as such conflict or inconsistency remains outstanding.

5.	The Participant hereby agrees that:

(a)	any rule, regulation or determination, including the interpretation of the RSG Plan, the RSG granted hereunder and the exchange thereof, by the Board shall be final and conclusive for all purposes and binding on all persons including the Corporation, and the Participant: and

(b)	the grant of the RSG shall not affect in any way the right of the Corporation to terminate the employment of the Participant.

6.	This Agreement has been made in and shall be construed under and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.	The parties confirm that it is their wish that this Agreement, as well as any other documents relating to this Agreement, have been and shall be drawn up in the English language only.

Les parties aux présentes confirment leur volanté que cette convention, de même tous les documents, soient redigé en anglais seulment.

JUST ENERGY GROUP INC.

By:
Ken Hartwick

I have read the foregoing Agreement and hereby accept the RSGs exchangeable into Shares set forth above in accordance with and subject to the terms and conditions of such Agreement and the RSG Plan. I confirm I have received the complete text of the RSG Plan from the Corporation and I agree to be bound by the terms and conditions of the RSG Plan governing the award made hereby and by the actions of the Board in respect thereof.

Date Accepted:
Participant’s Signature

Participant’s Name

SCHEDULE A

To:	Just Energy Group Inc. (the “Corporation”)
The Compensation, Human Resources, Environmental, Health and Safety Committee
Computershare Trust Company of Canada (“Computershare”)

NOTICE OF EXCHANGE

At the date hereof • restricted share grants, all of which are fully vested (the “RSGs”) are credited to my account under the Corporation’s 2010 Restricted Share Grant Plan as amended (the “Plan”). By this Notice of Exchange I wish to exchange the RSGs for an equivalent number of Shares. I understand that the Corporation will pay to the Canada Revenue Agency withholding tax in the amount of $             (the “WH Tax Amount”) with respect to the exchange of the RSGs. I enclose herewith my personal cheque in the WH Tax Amount and hereby: (i) notify you of my intention to exchange the RSGs for an equal number of Shares of the Corporation and (ii) request the Corporation and Computershare take such steps as may be required to forthwith deliver to me or to my Canadian brokerage account as directed with fully paid and non assessable Shares of the Corporation for each of the RSGs (ie., Shares). Particulars of my Canadian brokerage account and other related information you require are described in Appendix “A” attached hereto.

Executed as of the              day of             , 201    .

Witness	[insert name of Participant]

APPENDIX A

Name and address of Broker:

Name of RSG holder and Account Number:

Registered Representative at Broker and telephone number and fax number:

Back Office (Cage) contact person and telephone number and fax number:

Broker Fins # for Shares